EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$9,234,745.11(1)	$153.10	$1,413.84(2)
Fees Previously Paid	$10,872,437.43		$1,664.57(3)
Total Transaction Valuation	$9,234,745.11
Total Fees Due for Filing			$1,413.84
Total Fees Previously Paid			$1,664.57
Total Fee Offsets			—
Net Fee Due			$—

(1) The Registrant previously offered to purchase up to 1,516,379 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently decreased its offer to purchase to 1,516,379 Shares at a price equal to the net asset value per Share as of July 31, 2025 of $6.09.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on June 20, 2025.